








DIRECTION, SECURITY, STABILITY

ABC BANCORP

2001 ANNUAL REPORT

Table of Contents



Kenneth J. Hunnicutt (left)
Chairman of the Board and
Chief Executive Officer
Mark D. Thomas (right)
President and Chief Operating Officer

Management's Report to Shareholders

Since September 11, 2001, words like security and stability have taken on deeper meaning for all of us – in our national conscience and our Company as the impact of those events reverberated throughout the economy. Now more than ever, ABC Bancorp is proud to be engaged in an industry where stability and security are not just core values but professional mandates. It is our commitment to these mandates that enables us to report stability in an unstable market and advances in an economy in which others fared less well.

The market reacted positively to our progress in diversifying our revenue sources, adopting a disciplined sales culture and controlling expenses. Our future ability to react quickly to changing market conditions was enhanced by our rapid integration of all ABC Bancorp banks into common loan, deposit, accounting and sales systems. As the synergies of these achievements take hold, our income potential for 2002 is bright.

Our expansion strategy kicked into high gear this year. We completed our mergers with The First Bank of Brunswick in coastal Georgia and Tri-County Bank in north Florida. Both markets add to our diversity and offer opportunities to expand. We quickly built upon the Tri-County charter with the acquisition of a $20 million branch in Newberry, Florida. Merchants and Farmers Bank increased in size with the acquisition of a $32 million branch in Colquitt, Georgia. This external expansion coupled with strong growth from our existing banking franchise resulted in ABC Bancorp surpassing $1 billion in assets.

We also completed a very successful trust preferred stock offering (BHC.Pr on the AMEX). Originally targeted to raise $25 million in capital, the offering quickly sold out and reaped $34.5 million in capital. The success of the trust preferred stock offering is another signal that our expansion strategy is on the right track.

When an unprecedented 11 reductions in key interest rates threatened the net interest margin of all financial institutions, our concerted effort to aggressive balance sheet pricing succeeded in greatly lessening the impact of the interest rate cuts. Expense control and growth in non-interest income added to the diversification of our income sources. These efforts continue to be wrapped in a dedication to quality loan growth.

2001 was a year of achieving objectives, surmounting hurdles, maintaining assets, integrating new banks and entering new markets – a solid showing by industry standards. As ABC Bancorp advances into 2002, the groundwork laid in 2001 continues to bear fruit. We strive for even greater achievements. You, the ABC Bancorp stockholder, deserve nothing less.



Kenneth J. Hunnicutt
Chairman of the Board and Chief Executive Officer



Mark D. Thomas
President and Chief Operating Officer

Selected Financial Data

ABC Bancorp and Subsidiaries
(Dollars in thousands except per share data)

	2001	2000	1999
EARNINGS SUMMARY			
Net interest income	$ 41,186	$ 38,171	$ 35,591
Provision for loan losses	4,566	1,712	2,154
Non-interest income	11,725	8,215	7,752
Non-interest expense	34,020	30,233	27,942
Income taxes	4,692	4,343	4,291
Net income	$ 9,633	$ 10,098	$ 8,956
PER SHARE SUMMARY			
Common shares outstanding	9,999,387	8,347,008	8,723,867
Weighted average shares	9,214,276	8,460,230	8,701,615
Income per weighted average share - basic	$ 1.05	$ 1.19	$ 1.03
Dividends declared per share	$ 0.48	$ 0.46	$ 0.35
ASSET QUALITY			
Non-performing assets	$ 11,958	$ 5,606	$ 6086
Net loan charge-offs (recoveries)	$ 4,378	$ 1,775	2,451
Reserve for loan loss to loans	1.86 %	1.67 %	1.87 %
Net loan charge-offs (recoveries) to average loans	0.63 %	0.31 %	0.48 %
Non-performing assets to reserve for loan loss	80.02 %	57.02 %	61.51 %
Non-performing assets to total assets	1.02 %	0.68 %	0.77 %
OTHER KEY DATA			
Net interest rate spread (a)	4.03 %	4.43 %	4.69 %
Net interest margin (a)	4.68 %	5.20 %	5.40 %
Return on average assets	1.00 %	1.27 %	1.23 %
Return on average equity	10.30 %	13.19 %	11.93 %
Efficiency ratio	64.30 %	65.18 %	64.47 %
Book value per share	$ 10.42	$ 9.66	8.71
Tangible book value per share	$ 7.88	$ 8.84	7.84
Stockholders' equity to total assets	8.85 %	9.76 %	9.63 %

(a) Computed using fully taxable-equivalent net income.

Comparative Charts


$724,946
$789,460
$826,197
$1,176,886
1998
1999
2000
2001

Total Assets


$0.79
$1.03
$1.19
$1.05
1998
1999
2000
2001

Net Income
Per Average Share


$6,913
$8,956
$10,098
$9,633
1998
1999
2000
2001

Net Income

Eufaula•

Clayton•

Abbeville•

Headland•

•Colquitt

Dothan•

Donalsonville•

Lake Seminole•

"You Work Hard for Your Money... We Work Hard for *You*."

AMERICAN BANKING COMPANY
Doerun
Moultrie

BANK OF THOMAS COUNTY
Coolidge
Thomasville

CAIRO BANKING COMPANY
Cairo
Meigs

CENTRAL BANK & TRUST
Cordele

CITIZENS SECURITY BANK
Douglas
Ocilla
Tifton

FIRST BANK OF BRUNSWICK
Brunswick
Jekyll Island
St. Simons Island

FIRST NATIONAL BANK OF SOUTH GEORGIA
Albany
Leesburg

HERITAGE COMMUNITY BANK
Quitman
Troupeville
Valdosta

MERCHANTS & FARMERS BANK
Colquitt
Donalsonville
Lake Seminole

•Cordele
•Ocilla
•Leesburg
•Tifton
•Albany
•Douglas
•Doerun
•Moultrie
•Brunswick
•St. Simons Island
•Meigs
•Coolidge
Cairo
•
•Troupeville
•Jekyll Island
•Thomasville
•Valdosta
•Quitman
•Newberry
•Trenton

SOUTHLAND BANK
Abbeville
Clayton
Dothan
Eufaula
Headland

TRI-COUNTY BANK
Newberry
Trenton

ABC Bancorp Board of Directors



Front Row: Doyle Weltzbarker; Mark D. Thomas; Kenneth J. Hunnicutt, Chairman; Eugene M. Vereen, Jr.
Back Row: Robert P. Lynch; Henry C. Wortman; J. Thomas Whelchel; Johnny W. Floyd; J. Raymond Fulp; Daniel B. Jeter

Senior Management & Subsidiary Bank Presidents



Front Row: Tim S. Jones; Charles A. Robinson; Harris O. Pittman, III; Kenneth J. Hunnicutt; Mark D.Thomas; W. Edwin Lane, Jr., CPA; Michael D. Hodges; Marc E. DeMott **Second Row:** C. Larry Young; John C. Mosely; Ronnie F. Marchant; Cindi H. Lewis; Don Monk; John H. Ferguson; David B. Batchelor **Third Row:** Ervin E. Brock; Richard W. Little, Jr.; Michael F. McDonald; Jon S. Edwards; Edgar B. Smith, III; Robert L. Evans; Edwin W. Hortman, Jr.

In Memory of John G. Briggs



1941-2001

No year can be called a success when you experience the loss of one of your family. This year marked the passing of John G. Briggs. For over 30 years, John has been an honored member of the ABC Bancorp family.

Since 1971, John committed his actions to the successful growth of our company. He played a prominent role in the foundation and growth of both American Banking Company and ABC Bancorp. He served as a founding director of American Banking Company and as a member of the Board of Directors of ABC Bancorp.

His passion for business was honed as a partner of Briggs Auto Parts. But the joy of his life was his wife Robbie, his four children (Mike, Mark, Aimee, and Shana) and his nine grand-children. John touched the lives of many people through his business, church and community life by simply lending a helping hand or an encouraging word.

John was looked upon by both his colleagues and his community for his insight, leadership and enthusiasm. His unselfish actions were usually guided by his overall desire to make ABC Bancorp, its employees, customers, and communities better. What John gave to all of us will be missed. But most of all, we will miss our friend, John G. Briggs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

ABC's 2001 Annual Report contains forward-looking statements in addition to historical information. ABC cautions that there are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995; accordingly, there can be no assurance that such indicated results will be realized.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, ABC is required to note the variety of factors that could cause ABC's actual results and experience to differ materially from the anticipated results or other expectations expressed in ABC's forward-looking statements. These factors include legislative and regulatory initiatives regarding deregulation and restructuring of the banking industry; the extent and timing of the entry of additional competition in ABC's markets; potential business strategies, including acquisitions or dispositions of assets or internal restructuring, that may be pursued by ABC, state and federal banking regulations; changes in or application of environmental and other laws and regulations to which ABC is subject; political, legal and economic conditions and developments; financial market conditions and the results of financing efforts; changes in commodity prices and interest rates; weather, natural disasters and other catastrophic events; and other factors discussed in ABC's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K. The words "believe", "expect", "anticipate", "project", and similar expressions signify such forward-looking statements.

Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of ABC. Any such statement speaks only as of the date the statement was made. ABC undertakes no obligation to update or revise any forward-looking statements. Additional information with respect to factors that may cause results to differ materially from those contemplated by such forward-looking statements is included in the ABC's current and subsequent filings with the Securities and Exchange Commission.

General

Our principal asset is the ownership of our Banks. Accordingly, our results of operations are primarily dependent upon the results of operations of our Banks. Our Banks conduct a commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). The Banks' profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid and earned on these balances. Net interest income is dependent upon the Banks' interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximates or exceeds interest-bearing liabilities, any positive interest rate spread will generate interest income. The interest rate spread is impacted by interest rates, deposit flows and loan demand. Additionally, and to a lesser extent, the profitability of the Banks is affected by such factors as the level of noninterest income and expenses, the provision for loan losses and the effective tax rate. Noninterest income consists primarily of service charges on deposit accounts and other fees and income from the sale of loans and investment securities. Noninterest expenses consist of compensation and benefits, occupancy-related expenses and other operating expenses.

Results of Operations for Years Ended December 31, 2001, 2000 and 1999

Our results of operations are determined by our ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond our control, the ability to generate net interest income is dependent upon the ability of the Banks to obtain an adequate spread between the rate earned on interest-earning assets and the rate paid

Management's Discussion and Analysis of Financial Condition and Results of Operations

on interest-bearing liabilities. Thus, the key performance measure for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets.

The primary component of consolidated earnings is net interest income, or the difference between interest income on interest-earning assets and interest paid on interest-bearing liabilities. The net interest margin is net interest income expressed as a percentage of average interest-earning assets. Interest-earning assets consist of loans, investment securities and federal funds sold. Interest-bearing liabilities consist of deposits, Federal Home Loan Bank borrowings and other short-term borrowings. A portion of interest income is earned on tax-exempt investments such as state and municipal bonds. In an effort to state this tax-exempt income and its resultant yields on a basis comparable to all other taxable investments, an adjustment is made to analyze this income on a taxable-equivalent basis.

The net interest margin decrease 52 basis points to 4.68% in 2001 as compared to 5.20% in 2000. This decrease resulted primarily from the monetary policy pursued by the Federal Reserve during 2001. During 2001 the Federal Reserve reduced the discount rate on 11 separate occasions resulting in a reduction in the prime interest rate a total of 475 basis points from 9.50% on January 1, 2001 to 4.75% on December 31, 2001. The prime interest rate on December 31, 2001 was one-half of the effective rate on January 1, 2001. As a result of these rate reductions, ABC's average yield on interest-earning assets decreased 74 basis points to 8.61% in 2001 from 9.35% in 2000. The average interest rate paid on interest-bearing liabilities decreased 34 basis points to 4.58% in 2001 from 4.92% in 2000. Average interest-earning assets increased $146,017 or 19.65% to $889,028,000 in 2001 from $743,011,000 in 2000. Average loans increased $127,766,000 or 22.39% to $698,292 in 2001 from $570,526,000 in 2000. Average yield on loans decreased 89 basis points to 9.33% in 2001 as compared to 10.22% in 2000. Average investments decreased $314,000 or .20% to $158,854,000 in 2001 from $159,168,000 in 2000. Average yield on investments increased 13 basis points or 3.12% to 6.54% in 2001 as compared to 6.41% in 2000. Average interest-bearing deposits in and federal funds sold to other banks increased $18,565,000 or 39.41% to $31,882,000 in 2001 from $13,317,000 in 2000. Although the average yield on deposits in and federal funds sold to other banks decreased 394 basis points, the reduction in yield did not significantly affect the average yield on earning assets due to the relatively small volume of investments represented by such funds. The increase in average interest-earning assets was funded by an increase in average deposits of $126,872,000 or 19.40% to $780,864,000 in 2001 from $653,992,000 in 2000 and an increase in average other borrowings of $$17,662,000 or 28.91% to $78,760,000 in 2001 from $61,098,000 in 2000. Average interest paid on total average deposits decreased 28 basis points or 5.92% to 4.45% in 2001 as compared to 4.73% in 2000. Approximately 13% of the total average deposits were noninterest-bearing deposits in 2001 as compared to approximately 14% in 2000.

During 2001, we acquired two new subsidiary Banks and two branches of other banks which have now been merged with two of our Banks. These new bank and branch acquisitions were accounted for as purchases. Following is a summary of assets and liabilities related to the acquisitions of the two new subsidiary Banks and one branch. The acquisition of one branch was not consummated until December 24, 2001; consequently, the balances related to that branch have not been included because the results would not be materially different had the balances been included.

Interest-earning assets:	
Loans	$ 71,233,000
Investment securities	15,163,000
Deposit in and federal funds sold to banks	1,772,000
Total interest-earning assets	$ 88,168,000
Interest-bearing liabilities:	
Deposits	$ 83,528,000
Other borrowings	4,263,000
Total interest-bearing liabilities	$ 87,791,000
Noninterest-bearing deposits	$ 10,326,000
Total deposits	$ 93,854,000

Management's Discussion and Analysis of Financial Condition and Results of Operations

The net interest margin decreased 20 basis points to 5.20% in 2000 as compared to 5.40% in 1999. This decrease in net interest margin resulted from an increase of 31 basis points in average yield earned on interest-earning assets accompanied by a greater increase of 57 basis points in average rate paid on interest-bearing liabilities. The increase in average rate paid on interest-bearing liabilities resulted from an increase of $37,450,000 or 11.24% on time deposits to $370,707,000 in 2000 as compared to $333,257,000 in 1999. Because we were more aggressive in obtaining time deposits, the average rate paid on time deposits increased 58 basis points to 5.84% in 2000 as compared to 5.26% in 1999. We also increased our other borrowings, primarily Federal Home Loan Bank advances, $22,978,000 or 71.04% to $55,322,000 in 2000 from $32,344,000 in 1999, with an increase of 117 basis points in average interest paid to 6.55% in 2000 as compared to 5.38% in 1999. Average interest-earning assets increased $73,259,000 or 10.94% to $743,011,000 in 2000 as compared to $669,752,000 in 1999. Average yield earned on interest-earning assets increased 31 basis points to 9.35% in 2000 as compared to 9.04% in 1999. Average loans increased $64,585,000 or 12.77% to $570,526,000 in 2000 from $505,941,000 in 1999. Average yield earned on loans increased 22 basis points to 10.22% as compared to 10.00% in 1999. Average investments increased $10,197,000 to $159,168,000 in 2000 from $148,971,000 in 1999. Average yield earned on investments increased 28 basis points to 6.41% in 2000 as compared to 6.13% in 1999. The change in average interest-bearing deposits in banks and the related yield on those assets did not have a material effect on interest income. Because increasing interest rates had a greater impact on interest paid on interest-bearing liabilities than they had on yield earned on interest-earning assets, our interest rate spread decreased 26 basis points to 4.43% in 2000 from 4.69% in 1999. Net interest income on a taxable-equivalent basis was $38,665,000 in 2000 as compared to $36,150,000 in 1998, representing an increase of $2,515,000 or 6.96%. The increase in average interest-earning assets was funded by an increase in average deposits of $40,665,000 or 6.63% and an increased in average borrowings of $24,091,000. In 2000, approximately 14% of the average deposits were noninterest-bearing deposits as compared to approximately 15% in 1999.

The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention. We segregate our loan portfolio by type of loan and utilize this segregation in evaluating exposure to risks within the portfolio. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, we further segregates our loan portfolio by loan classifications within each type of loan based on an assessment of risk for a particular loan or group of loans. Certain reviewed loans require specific allowances. Allowances are provided for other types and classifications of loans based on anticipated loss rates. Allowances are also provided for loans that are reviewed by management and considered creditworthy and loans for which management determines no review is required. In establishing allowances, management considers historical loan loss experience with an emphasis on current loan quality trends, current economic conditions and other factors in the markets where the subsidiary banks operate. Factors considered include among others, unemployment rates, effect of weather on agriculture and significant local economic events, such as major plant closings.

We have developed a methodology for determining the adequacy of the loan loss reserve which is followed by all our Banks and monitored by ABC's senior credit officer and internal audit staff. Procedures provide for the assignment of a risk rating for every loan included in our total loan portfolio, with the exception of credit card receivables and overdraft protection loans which are treated as pools for risk rating purposes. The risk rating schedule provides seven ratings of which three ratings are classified as pass ratings and four ratings are classified as criticized ratings. Each risk rating is assigned a percent factor to be applied to the loan balance to determine the adequate amount of reserve. Many of the larger loans require an annual review by an independent loan officer. As a result of loan reviews certain loans may be assigned specific reserve allocations. Other loans that surface as problem loans may also be assigned specific reserves. Past due loans are assigned risk ratings based on the number of days past due.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan losses charged to earnings amounted to $4,566,000 in 2001, $1,712,000 in 2000 and $2,154,000 in 1999. The increase in the provision for loan losses of $2,854,000 in 2001 over the provision in 2000 was required to replenish the reserve for greater net charge-offs. Net charge-offs in 2001 increased $2,603,000 to $4,378,000 in 2001 as compared to $1,775,000 in 2000. The charge-off of $2,200,000 on one line of credit in 2001 accounted for 77% of the increase. The remaining portion of the increase in net charge-offs in 2001 was related to the increase in average loans during 2001. During 2000 net loan charge-offs decreased $676,000 or 27.58% to $1,775,000 as compared to $2,451,000 in 1999. Due to the improvement in the quality of the loan portfolio, which resulted from management's efforts to resolve problem loan situations, management determined that the provision for loan losses in 2000 could be significantly reduced from the provision recorded in 1999. During 2001, average loans increased $127,766,000 or 22.39% over 2000 as compared to an increase in average loans of $64,585,000 or 12.12% in 2000 as compared to 1999. The allowance for loan losses increased $5,112,000 to $14,944,000 at December 31, 2001 from $9,832,000 at December 31, 2000. Approximately $4,924,000 or 96% of the increase represented loan reserves acquired in bank acquisitions in 2001. Net charge-offs represented 95.88% of the provision for loan losses in 2001 as compared to 103.68% in 2000. Net loan charge-offs for 2001 represented .63% of average loans outstanding during the year as compared to .31% for 2000 and .48% for 1999. At December 31, 2001, the allowance for loan losses was 1.86% of total loans outstanding as compared to an allowance for loan losses of 1.67% of total loans outstanding at December 31, 2000 and 1.87% of total loans outstanding at December 31, 1999. The determination of the allowance rests upon management's judgment about factors affecting loan quality and assumptions about the local and national economy. Management considers the year-end allowance for loan losses adequate to cover potential losses in the consolidated loan portfolio.

Average total assets increased $161,810,000 or 20.27% to $960,031,000 in 2001 as compared to $798,221,000 in 2000. The increase in average total assets was accompanied by an increase in average deposits of $126,872,000 or 19.40% to $780,864,000 in 2001 from $653,992,000 in 2000 and an increase of average borrowings of $17,662,000. Average total assets increased $68,258,000 or 9.35% to $798,221,000 in 2000 as compared to $729,963,000 in 1999. The increase in average total assets was accompanied by an increase in average total deposits of $40,665,000 or 6.63% to $653,992,000 in 2000 from $613,327,000 in 1999 and an increase in average borrowings of $24,091,000.

Noninterest Income

Service charges on deposit accounts increased $1,328,000 or 20.77% to $7,721,000 in 2001 as compared to $6,393,000 in 2000 or an increase in average deposits of $126,872,000 or 19.58% to $780,864,000 in 2001 from $653,992,000 in 2000. $549,000 or 41.34% of the increase in service charges and $93,854,000 or 73.98% of the increase in average deposits were attributable to the 2001 bank acquisitions. Service charges on deposit accounts increased $697,000 or 12.24% to $6,393,000 in 2000 as compared to $5,696,000 in 1999 on an increase in average deposits of $40,665,000 or 6.63% to $653,992,000 in 2000 from $613,327,000 in 1999. The increase in service charges on deposit accounts was attributable primarily to the increase in average deposits. Other service charges, commissions and fees increased $201,000 or 32.32% to $823,000 in 2001 from $622,000 in 2000. Approximately $15,000 or 7.46% of the increase was attributable to the 2001 bank acquisitions. The remaining increase in other service charges, commissions and fees relate to increased activity in the sale of annuities and other financial instruments and increased emphasis on credit life insurance that generated additional fee income. Origination fees on mortgage loans increased $491,000 or 121.23% to $896,000 in 2001 from $405,000 in 2000. The significant increase in mortgage fee income resulted from the volume of mortgage refinancing generated by the decrease in mortgage rates. Approximately $134,000 or 27.29% of the increase was attributable to First Bank of Brunswick acquired in 2001. Origination fees on mortgage loans decreased $383,000 or 48.64% to $405,000 in 2000 as compared to $788,000 in 1999. This decrease was attributable to the decrease in mortgage lending activities, particularly the refinancing of mortgage loans, resulting from the stabilization of interest rates during 2000. In 2001, we realized

Management's Discussion and Analysis of Financial Condition and Results of Operations

$1,253,000 in gain on sale of securities. There were no sales of securities in 2000. In 1999, we incurred a loss of $91,000 on sale of securities. All other noninterest income increased $237,000 or 29.81% to $1,032,000 in 2001 from $795,000 in 2002, of which $215,000 or 90.72% was attributable to the 2001 bank acquisitions.

Following is a comparison of noninterest income for 2001, 2000 and 1999.

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Service charges on deposit accounts	$ 7,721	$ 6,393	$ 5,696
Mortgage origination fees	896	405	788
Other service charges, commissions and fees	823	622	423
Gain (loss) on sale of securities	1,253	-	(91)
Other income	1,032	795	936
	$ 11,725	$ 8,215	$ 7,752

Noninterest Expense

Salaries and employee benefits increased $1,746,000 or 10.63% to $18,166,000 in 2001 from $16,420,000 in 2000. Approximately $1,627,000 or 93.18% of the increase was attributable to the 2001 bank acquisitions. Salaries and employee benefits increased $1,534,000 or 10.30% to $16,420,000 in 2000 from $14,886,000 in 1999. Salaries increased $547,000 (4.98%); bonuses increased $468,000 (47.76%); retirement expense increased $242,000 (34.23%); and all other employee benefits, including stock options and other grants, insurance and payroll taxes, increased $277,000 (12.44%). Stock options and other grants increased $192,000.

Equipment and occupancy expense remained fairly constant during 2001, 2000 and 1999. Equipment and occupancy increased $430,000 or 9.91% to $4,768,000 in 2001 from $4,338,000 in 2000. Approximately $407,000 or 94.65% of the increase was attributable to the 2001 acquisitions. Equipment and occupancy expense increased $147,000 or 3.51% to $4,338,000 in 2000 as compared to $4,191,000 in 1999. The increase in 2000 was attributable to an increase in depreciation expense of $201,000 over depreciation expense for 1999.

Amortization of intangible assets increased $381,000 to $1,185,000 in 2001 from $804,000 in 2000. The entire amount of the increase resulted from the amortization of intangible assets arising from the 2001 acquisitions. Amortization of intangible assets remained the same in 2000 as the amount charged to expense in 1999.

Data processing fees increased $103,000 to $1,250,000 in 2001 from $804,000 in 2000. Approximately $35,000, representing one-third of the increase related to the 2001 acquisitions. The remaining increase was attributable to increased volume of financial data processed in 2001 as compared with 2000. Data processing fees increased $456,000 to $1,147,000 in 2000 as compared to $691,000 in 1999. Approximately $200,000 of the increase was attributable to management's decision in 2000 to classify certain charges as data processing fees that were charged to other expense in 1999. The reclassification of these charges in 1999 to data processing fees was not considered necessary. In addition, we installed voice response units in all the Banks that accounted for an increase of approximately $84,000 in 2000. Also, a billing error in 1999 resulted in the payment of an additional $100,000 in 2000 that related to data processing in 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Following is a comparison of noninterest expense for 2001, 2000 and 1999.

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Salaries and employee benefits	$ 18,166	$ 16,420	$ 14,886
Equipment and occupancy	4,768	4,338	4,191
Amortization of intangible assets	1,185	804	804
Data processing fees	1,250	1,147	691
Other expense	8,651	7,524	7,370
	$ 34,020	$ 30,233	$ 27,942

Liquidity and Capital Resources

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the ability of ABC and our Banks to meet those needs. ABC and our Banks seek to meet liquidity requirements primarily through management of short-term investments (principally interest-bearing deposits in banks) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single payment loans. In addition, our Banks maintain relationships with correspondent banks which could provide funds to them on short notice, if needed.

The liquidity and capital resources of ABC and our Banks are monitored on a periodic basis by state and federal regulatory authorities. At December 31, 2001, the Banks' short-term investments were adequate to cover any reasonable anticipated immediate need for funds. During 2001, we increased our capital by retaining net earnings of $5,173,000 after payment of dividends. We also increased our capital resources by adding $17,356,000 from the issuance of our common stock in connection with business acquisitions consummated in 2001. After recording an increase in capital of $349,000 for unrealized gains on securities available for sale, net of taxes, an increase of $602,000 for restricted stock transactions, and an increase of $12,000 for the exercise of stock options, total capital increased $23,492,000 during 2001. At December 31, 2001, total capital of ABC amounted to $104,148,000. We are aware of no events or trends likely to result in a material change in our liquidity.

At December 31, 2001, we had binding commitments for capital expenditures of approximately $750,000.

In accordance with risk capital guidelines issued by the Federal Reserve Board, we are required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, all member banks must maintain "core" or "Tier 1" capital of at least 4% of total assets ("leverage ratio"). Member banks operating at or near the 4% capital level are expected to have well-diversified risks, including no undue interest rate risk exposure, excellent control systems, good earnings, high asset quality, and well managed on- and off-balance sheet activities; and, in general, be considered strong banking organizations with a composite 1 rating under the CAMEL rating system of banks. For all but the most highly rated banks meeting the above conditions, the minimum leverage ratio is to be 4% plus an additional 100 to 200 basis points.

The following table summarizes the regulatory capital levels of our Company at December 31, 2001.

	Actual		Required		Excess	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)					
Leverage capital	$ 103,506	9.26 %	$ 43,874	4.00 %	$ 59,632	5.26 %
Risk-based capital:						
Core capital	103,506	12.70	32,633	4.00	70,943	8.70
Total capital	122,372	15.02	65,266	8.00	57,466	7.02

Each Bank also met its individual regulatory capital requirements at December 31, 2001.

Independent Auditor's Report

To the Board of Directors

ABC Bancorp

Moultrie, Georgia

We have audited the accompanying consolidated balance sheets of **ABC Bancorp and Subsidiaries** as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABC Bancorp and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Albany, Georgia

February 7, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000

(Dollars in Thousands)

Assets	2001	2000
Cash and due from banks	$ 51,303	$ 38,411
Interest-bearing deposits in banks	$ 106,172	4,952
Securities available for sale, at fair value	156,835	162,105
Federal funds sold	44	-
Loans	805,076	587,381
Less allowance for loan losses	14,944	9,832
Loans, net	790,132	577,549
Premises and equipment, net	26,821	19,703
Intangible assets	6,074	355
Goodwill	19,240	6,477
Other assets	20,265	16,645
	$ 1,176,886	$ 826,197
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 125,522	$ 94,917
Interest-bearing	805,634	584,968
Total deposits	931,156	679,885
Federal funds purchased and securities sold under agreements to repurchase	3,792	2,653
Other borrowings	95,293	55,350
Other liabilities	7,997	7,653
Trust preferred securities	34,500	-
Total liabilities	1,072,738	745,541
Commitments and contingencies		
Stockholders' equity		
Common stock, par value $1; 30,000,000 shares authorized; 10,790,369 and 9,137,990 shares issued	10,790	9,138
Capital surplus	45,616	29,237
Retained earnings	53,584	48,411
Accumulated other comprehensive income	1,034	685
Unearned compensation	(656)	(595)
	110,368	86,876
Less cost of 790,982 shares acquired for the treasury	(6,220)	(6,220)
Total stockholders' equity	104,148	80,656
	$ 1,176,886	$ 826,197

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Income

Years Ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

	2001	2000	1999
Interest income			
Interest and fees on loans	$ 65,157	$ 58,328	$ 50,603
Interest on taxable securities	9,072	8,750	7,488
Interest on nontaxable securities	869	959	1,086
Interest on deposits in other banks	943	939	814
Interest on federal funds sold	49	-	-
	76,090	68,976	59,991
Interest expense			
Interest on deposits	30,480	26,753	22,424
Interest on other borrowings	4,424	4,052	1,976
	34,904	30,805	24,400
Net interest income	41,186	38,171	35,591
Provision for loan losses	4,566	1,712	2,154
Net interest income after provision for loan losses	36,620	36,459	33,437
Other income			
Service charges on deposit accounts	7,721	6,393	5,696
Other service charges, commissions and fees	823	622	423
Mortgage origination fees	896	405	788
Gain (loss) on sale of securities	1,253	-	(91)
Other	1,032	795	936
	11,725	8,215	7,752
Other expenses			
Salaries and employee benefits	18,166	16,420	14,886
Equipment expense	2,817	2,484	2,348
Occupancy expense	1,951	1,854	1,843
Amortization of intangible assets	1,185	804	804
Data processing fees	1,250	1,147	691
Other operating expenses	8,651	7,524	7,370
	34,020	30,233	27,942
Income before income taxes	14,325	14,441	13,247
Applicable income taxes	4,692	4,343	4,291
Net income	$ 9,633	$ 10,098	$ 8,956
Basic earnings per common share	$ 1.05	$ 1.19	$ 1.03
Diluted earnings per common share	$ 1.04	$ 1.19	$ 1.03

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

	2001	2000	1999
Net income	$ 9,633	$ 10,098	$ 8,956
Other comprehensive income (loss):			
Net unrealized holding gains (losses) arising during period, net of tax (benefits) of $606, $1,129 and $(973)	1,176	2,192	(1,889)
Reclassification adjustment for (gains) losses included in net income, net of (tax) benefit of $(426), $ - - and $31	(827)	-	60
Total other comprehensive income (loss)	349	2,192	(1,829)
Comprehensive income	$ 9,982	$ 12,290	$ 7,127

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

	Common Stock		Capital	Retained
	Shares	Par Value	Surplus	Earnings
Balance, December 31, 1998	7,524,718	$ 7,525	$ 29,677	$ 36,280
Net income	-	-	-	8,956
Cash dividends declared, $.35 per share	-	-	-	(3,048)
Six-for-five stock split	1,516,142	1,516	(1,516)	-
Issuance of restricted shares of common stock under employee incentive plan	57,830	58	693	-
Amortization of unearned compensation, net of forfeitures	-	-	-	-
Repurchase of shares for treasury	-	-	-	-
Other comprehensive loss	-	-	-	-
Balance, December 31, 1999	9,098,690	9,099	28,854	42,188
Net income	-	-	-	10,098
Cash dividends declared, $.46 per share	-	-	-	(3,875)
Issuance of restricted shares of common stock under employee incentive plan	39,300	39	383	-
Amortization of unearned compensation, net of forfeitures	-	-	-	-
Repurchase of shares for treasury	-	-	-	-
Other comprehensive income	-	-	-	-
Balance, December 31, 2000	9,137,990	9,138	29,237	48,411
Net income	-	-	-	9,633
Cash dividends declared, $.48 per share	-	-	-	(4,460)
Adjustments to record acquisition of purchased subsidiaries	1,588,347	1,588	15,768	-
Issuance of restricted shares of common stock under employee incentive plan	62,800	63	600	-
Amortization of unearned compensation, net of forfeitures	-	-	-	-
Proceeds from exercise of stock options	1,232	1	11	-
Other comprehensive income	-	-	-	-
Balance, December 31, 2001	10,790,369	$ 10,790	$ 45,616	$ 53,584

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock		Total
		Shares	Cost	
$ 322	$ -	305,153	$ (1,970)	$ 71,834
-	-	-	-	8,956
-	-	-	-	(3,048)
-		62,470	-	-
-	-	(751)	-	-
-	191	-	-	191
-	-	7,200	(88)	(88)
(1,829)	-	-	-	(1,829)
(1,507)	(560)	374,823	(2,058)	76,016
-	-	-	-	10,098
-	-	-	-	(3,875)
-	(422)	-	-	-
-	387	-	-	387
-	-	416,159	(4,162)	(4,162)
2,192	-	-	-	2,192
685	(595)	790,982	(6,220)	80,656
-	-	-	-	9,633
-	-	-	-	(4,460)
-	-	-	-	17,356
-	(663)	-	-	-
-	602	-	-	602
-	-	-	-	12
349	-	-	-	349
$ 1,034	$ (656)	790,982	$ (6,220)	$ 104,148

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

OPERATING ACTIVITIES	2001	2000	1999
Net income	$ 9,633	$ 10,098	$ 8,956
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,438	2,189	1,988
Amortization of intangible assets	1,185	804	804
Amortization of unearned compensation	602	387	191
Net (gains) losses on sale of securities available for sale	(1,253)	-	91
Net (gains) losses on sale or disposal of premises and equipment	(13)	7	36
Provision for loan losses	4,566	1,712	2,154
Provision for deferred taxes	(726)	(634)	(87)
(Increase) decrease in interest receivable	2,233	(1,970)	(75)
Increase (decrease) in interest payable	(672)	578	57
Decrease in taxes receivable	-	-	526
Increase (decrease) in taxes payable	167	(1)	328
Net other operating activities	(900)	371	(378)
Total adjustments	7,627	3,443	5,635
Net cash provided by operating activities	17,260	13,541	14,591
INVESTING ACTIVITIES			
(Increase) decrease in interest-bearing deposits in banks	(97,267)	27,779	(18,314)
Purchases of securities available for sale	(87,800)	(26,961)	(70,410)
Proceeds from maturities of securities available for sale	82,511	15,167	58,994
Proceeds from sale of securities available for sale	42,996	-	17,149
Proceeds from maturities of securities held to maturity	-	-	3,283
Decrease in federal funds sold	13,942	-	-
Increase in loans, net	(53,244)	(58,931)	(55,482)
Purchase of premises and equipment	(1,896)	(2,359)	(2,631)
Proceeds from sale of premises and equipment	28	-	-
Net cash received from acquisitions	11,609	-	-
Net cash used in investing activities	(89,121)	(45,305)	(67,411)
FINANCING ACTIVITIES			
Increase in deposits	24,591	39,227	7,333
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	1,139	2,256	(486)
Proceeds from other borrowings	69,738	109,800	338,950
Repayment of other borrowings	(39,515)	(120,600)	(284,650)
Dividends paid	(4,262)	(3,745)	(2,898)
Proceeds from exercise of stock options	12	-	-
Proceeds from issuance of trust preferred securities	34,500	-	-
Payment for debt issue costs	(1,450)	-	-
Purchase of treasury shares	-	(4,162)	(88)
Net cash provided by financing activities	84,753	22,776	58,161
Net increase (decrease) in cash and due from banks	12,892	(8,988)	5,341
Cash and due from banks at beginning of year	38,411	47,399	42,058
Cash and due from banks at end of year	$ 51,303	$ 38,411	$ 47,399

Consolidated Statements Of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

	2001	2000	1999
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	**$ 35,576**	$ 30,227	$ 24,343
Income taxes	**$ 5,251**	$ 4,978	$ 3,524
NONCASH TRANSACTIONS			
Transfer of securities held to maturity to securities available for sale	**$ -**	$ -	$ 15,330
Common stock issued in connection with business acquisitions	**$ 17,590**	$ -	$ -

See Notes to Consolidated Financial Statements.

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ABC Bancorp, (the "Company") is a multi-bank holding company whose business is presently conducted by its subsidiary banks (the "Banks"). Through the Banks, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located in a market area which includes south and southeast Georgia, north Florida and southeast Alabama. The Company and the Banks are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

The Company's consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, deposits, interest-bearing deposits in banks and federal funds purchased and securities sold under agreements to repurchase are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities, including restricted stock, without a readily determinable fair value are classified as available-for-sale and recorded at cost.

Interest and dividends, including amortization of premiums and accretion of discounts, are included in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of any security below its cost that is deemed to be other than temporary is reflected in earnings as realized losses.

Loans

Loans are reported at their outstanding unpaid principal balances less unearned income and the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Loan origination fees and direct origination costs of loans are recognized at the time the loan is placed on the books. Because the loan origination fee approximates the cost of most loans and the majority of loans have maturities of one year or less, the effect on operations is immaterial.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status.

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Banks will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives:

	Years
Buildings	39
Furniture and equipment	5-7

Other Real Estate Owned

Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is carried at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Subsequent decreases in fair value and increases in fair value, up to the value established at foreclosure, are recognized as charges or credits to noninterest expense. OREO is included in other assets and is reported net of allowance for losses in the Company's consolidated balance sheets. The carrying amount of other real estate owned at December 31, 2001 and 2000 was $1,249,500 and $620,000, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Intangible Assets and Goodwill

Intangible assets, arising from excess of purchase price over the fair value of net assets acquired in purchase transactions, represent identified intangible assets and goodwill. Identified intangible assets are being amortized on a straight-line basis over their useful lives. Goodwill arising from purchase transactions consummated prior to June 30, 2001 has been amortized over a period ranging from 15 to 25 years. In June 2001, the Financial Accounting Standards Board (the FASB) issued two new accounting standards that will significantly affect the accounting for goodwill arising from purchase

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transactions. See "Delayed Adoption of FASB Statement" included below in this note.

Income Taxes

Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred tax assets and liabilities are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. The Company and its subsidiaries file a consolidated income tax return. Each subsidiary provides for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as "Treasury stock" and result in a reduction of "Stockholders' equity." When treasury shares are reissued, the Company uses a first-in, first-out method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in "Capital surplus."

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of only stock options for the years ended December 31, 2001, 2000 and 1999. The weighted-average number of shares outstanding for the years ended at December 31, 2001, 2000, and 1999 was 9,214,276; 8,460,230; and 8,701,615, respectively. The weighted-average number of shares outstanding and potential shares for the years ended December 31, 2001, 2000 and 1999 was 9,250,040; 8,465,669; and 8,710,685, respectively.

Potential common shares not included due to the fact that they would be anti-dilutive at December 31, 2001, 2000 and 1999 were 30,696; 159,052; and 33,325, respectively.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Delayed Adoption of FASB Statement

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations consummated after June 30, 2001 be accounted for by the purchase method unless the combination was initiated on or prior to that date and it meets the conditions to be accounted for by the pooling-of-interests method in accordance with AFB Opinion No. 16, "Business Combinations." SFAS No. 142 is required to be applied in years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets that management concludes has indefinite useful lives will no longer be amortized, but will be subject to impairment tests performed at least annually. Also, upon initial application, the Company is required to perform a transitional impairment test of all previously recognized goodwill and to assign all recognized assets and liabilities to reporting units. Other intangible assets will continue to be amortized over their useful lives as determined at the date of initial application.

The Company will adopt SFAS No. 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase in net income of $602,000 ($.07 per basic and diluted share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets, but has not yet determined what effect those tests will have on the earnings and financial position of the Company.

Reclassification of Certain Items

Certain items in the consolidated financial statements as of and for the years ended December 31, 2000 and 1999 have been reclassified, with no effect on total assets or net income, to be consistent with the classifications adopted for the year ended December 31, 2001.

NOTE 2. BUSINESS COMBINATIONS

On July 23, 2001, the Company acquired all of the outstanding common shares of Golden Isles Financial Holdings (Golden Isles) in exchange for cash and the Company's common stock, accounted for as a purchase transaction. The results of Golden Isles' operations have been included in the consolidated financial statements since that date. Upon completion of the acquisition, Golden Isles was liquidated and all its assets were transferred to The First Bank of Brunswick, its wholly-owned subsidiary, or to the Company. The First Bank of Brunswick is a full service commercial bank with headquarters in Brunswick, Georgia and branches in Jekyll Island, St. Simons Island and Brunswick. As a result of the acquisition, the Company expanded its marketing area for banking services to include a substantial market in southeast Georgia.

The aggregate purchase price was $24,901,000 including cash of $10,478,000 and the Company's common stock valued at $14,423,000. The value of the 1,240,843 common shares was determined based on the closing price of the Company's common stock on February 20, 2001, the day immediately preceding the date of the announcement of the merger.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current Assets	$146,741,000
Bank premises and equipment	5,842,000
Intangible assets	3,021,000
Goodwill	10,037,000
Total assets acquired	165,641,000
Current liabilities	131,020,000
Other borrowings	9,720,000
Total liabilities assumed	140,740,000
Net assets acquired	$24,901,000

Acquired intangible assets represent core deposit intangibles and are being amortized over the estimated life of the base deposits ranging from six to eight years. These intangible assets were assigned to The First Bank of Brunswick operating unit. Goodwill of $10,037,000 was assigned to The First Bank of Brunswick operating unit. None of the goodwill is expected to be deductible for income tax purposes.

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 2. BUSINESS COMBINATIONS (Continued)

On April 5, 2001, the Company acquired all of the outstanding common shares of Tri-County Bank in exchange for cash and the Company's common stock, accounted for as a purchase transaction. The results of Tri-County Bank's operations have been included in the consolidated financial statements since that date. Tri-County Bank is a full service commercial bank with headquarters in Trenton, Florida and a subsequently acquired branch in Newberry, Florida. As a result of the acquisition, the Company was able to expand its marketing area for banking services to include north Florida.

The aggregate purchase price was $6,453,000 including cash of $3,286,000 and the Company's common stock valued at $3,167,000. The value of the 347,504 common shares was determined based on the closing price of the Company's common stock on November 27, 2000, the date the definitive merger agreement was signed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current Assets	$48,612,000
Bank premises and equipment	519,000
Intangible assets	953,000
Goodwill	769,000
Total assets acquired	50,853,000
Current liabilities	44,400,000
Total liabilities assumed	44,400,000
Net assets acquired	$6,453,000

Acquired intangible assets represent core deposit intangibles and are being amortized over the estimated life of the base deposits of ten years. These intangible assets and goodwill were assigned to the Tri-County Bank operating unit. None of the goodwill is expected to be deductible for income tax purposes.

Unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2000 as though The First Bank of Brunswick and Tri-County Bank had been acquired as of January 1, 2000 follow:

	2001	2000
Net interst income	$ 44,107	$ 44,879
Net income	7,000	10,730
Basic earnings per share	0.70	1.07
Diluted earnings per share	0.70	1.07

The above amounts reflect adjustments for amortization of acquired intangible assets, additional depreciation on revalued purchased assets and imputed interest on borrowed funds.

During 2001, the Company acquired certain assets and assumed certain liabilities of two bank branches located in Colquitt, Georgia and Newberry, Florida. The acquisitions were settled with cash. The fair value of assets acquired amounted to $51,438,000. Intangible assets of $2,262,000, representing core deposit intangibles, were assigned to the Merchants & Farmers Bank and the Tri-County Bank operating units and are being amortized over the estimated life of the base deposits of ten years. Fair values of assets acquired and liabilities assumed in the Colquitt acquisition have been estimated and are subject to adjustment. Goodwill of $205,000 resulting from the Newberry acquisition was assigned to the Tri-County Bank operating unit and is being amortized over the estimated life of the base deposits. Preliminary goodwill of $2,419,000 resulting from the Colquitt acquisition was assigned to the Merchants & Farmers Bank operating unit and is being amortized over the estimated life of the base deposits. The goodwill related to these branch acquisitions is expected to be deductible for income tax purposes.

Financial records were not available to present unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2000 as though the branches had been acquired as of January 1, 2000.

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 3. INVESTMENTS IN SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)			
Securities Available for Sale				
December 31, 2001:				
U. S. Government and agency securities	**$ 49,509**	**$ 1,034**	**$ (70)**	**$ 50,473**
State and municipal securities	**5,239**	**119**	**(19)**	**5,339**
Corporate debt securities	**7,171**	**2**	**(458)**	**6,715**
Mortgage-backed securities	**88,128**	**1,242**	**(259)**	**89,111**
Equity securities	**521**	**-**	**(25)**	**496**
Restricted equity securities	**4,701**	**-**	**-**	**4,701**
	$ 155,269	**$ 2,397**	**$ (831)**	**$ 156,835**
December 31, 2000:				
U. S. Government and agency securities	$ 60,467	$ 892	$ (173)	$ 61,186
State and municipal securities	19,206	330	(68)	19,468
Corporate debt securities	6,101	114	(85)	6,130
Mortgage-backed securities	71,160	563	(502)	71,221
Equity securities	647	-	(33)	614
Restricted equity securities	3,486	-	-	3,486
	$ 161,067	$ 1,899	$ (861)	$ 162,105

The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(Dollars in Thousands)	
Due in one year or less	$ 3,961	$ 4,006
Due from one year to five years	36,081	36,252
Due from five years to ten years	18,291	18,966
Due after ten years	3,586	3,303
Mortgage-backed securities	88,128	89,111
Equity securities	521	496
Restricted equity securities	4,701	4,701
	$ 155,269	$ 156,835

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 3. INVESTMENTS IN SECURITIES (Continued)

Securities with a carrying value of $86,541,872 and $82,568,979 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Gross gains on sales of securities	$ 1,253	$ -	$ 4
Gross losses on sales of securities	-	-	(95)
Net realized (losses) on sales of securities available for sale	$ 1,253	$ -	$ (91)

NOTE 4. LOANS AND ALLOWANCES FOR LOAN LOSSES

The composition of loans is summarized as follows:

	December 31,	
	2001	2000
	(Dollars in Thousands)	
Commercial and financial	$ 152,097	$ 109,647
Agricultural	39,878	34,840
Real estate - construction	24,650	14,046
Real estate - mortgage, farmland	63,533	57,253
Real estate - mortgage, commercial	225,470	160,456
Real estate - mortgage, residential	202,447	128,614
Consumer installment loans	91,557	76,076
Other	5,444	6,449
	805,076	587,381
Allowance for loan losses	14,944	9,832
	$ 790,132	$ 577,549

The following is a summary of information pertaining to impaired loans:

	As of and For the Years Ended December 31,		
	2001	2000	1999
Impaired loans without a valuation allowance	$ -	$ -	$ -
Impaired loans with a valuation allowance	11,958	4,863	5,551
Total impaired loans	$ 11,958	$ 4,863	$ 5,551
Valuation allowance related to impaired loans	$ 1,984	$ 1,020	$ 953
Average investment in impaired loans	$ 8,249	$ 5,603	$ 6,447
Interest income recognized on impaired loans	$ 6	$ 51	$ 21
Foregone interest income on impaired loans	$ 666	$ 541	$ 593

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 4. LOANS AND ALLOWANCES FOR LOAN LOSSES (Continued)

Changes in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 are as follows:

	December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Balance, beginning of year	$ 9,832	$ 9,895	$ 10,192
Provision for loan losses	4,566	1,712	2,154
Loans charged off	(5,488)	(2,594)	(3,733)
Recoveries of loans previously charged off	1,110	819	1,282
Acquired loan loss reserve	4,924	-	-
Balance, end of year	$ 14,944	$ 9,832	$ 9,895

In the ordinary course of business, the Company has granted loans to certain directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the years ended December 31, 2001 and 2000 are as follows:

	December 31,	
	2001	2000
	(Dollars in Thousands)	
Balance, beginning of year	$ 36,321	$ 27,457
Advances	9,890	28,802
Repayments	(10,771)	(23,082)
Transactions due to change(s) in related parties	(952)	3,144
Balance, end of year	$ 34,488	$ 36,321

NOTE 5. PREMISES AND EQUIPMENT, NET

Premises and equipment are summarized as follows:

	December 31,	
	2001	2000
	(Dollars in Thousands)	
Land	$ 6,200	$ 4,857
Buildings	22,260	16,604
Furniture and equipment	19,643	17,419
Construction in progress; estimated cost to complete, $435	1,697	471
	49,800	39,351
Accumulated depreciation	(22,979)	19,648
	$ 26,821	$ 19,703

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 6. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $156,562,000 and $120,670,000, respectively. The scheduled maturities of time deposits at December 31, 2001 are as follows:

	(Dollars in Thousands)
2002	$ 434,008
2003	37,479
2004	9,304
2005	5,403
2006	2,430
Later years	173
	$ 488,797

NOTE 7. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2001 and 2000 were $3,792,000 and $2,653,000, respectively.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has established two retirement plans for eligible employees. The ABC Bancorp 401(k) Profit Sharing Plan allows a participant to defer a portion of his compensation and provides that the Company will match a portion of the deferred compensation. The plan also provides for nonelective and discretionary contributions to be made at the sole discretion of the Company. The ABC Bancorp Money Purchase Pension Plan was established to supplement a participant's income upon retirement. The Plan is fully funded by the Company. The Plan provides for a fixed rate of contribution, currently 5%, of the participant's eligible compensation. The rate of contribution is established by the Compensation Committee of ABC Bancorp's Board of Directors. The Plan must be amended to change the fixed rate of 5% established by the Compensation Committee in December 1997. All full-time and part-time employees are eligible to participate in both plans provided they have met the eligibility requirements. Generally, a participant must have completed twelve months of employment with a minimum of 1,000 hours. Aggregate expense under the two plans charged to operations during 2001, 2000 and 1999 amounted to $655,000, $949,000 and $707,000, respectively.

NOTE 9. DEFERRED COMPENSATION PLANS

The Company and two subsidiary banks have entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected term of active employment. The Company and Banks have purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $965,000 and $892,000 at December 31, 2001 and 2000 is included in other assets. Accrued deferred compensation of $618,000 and $576,000 at December 31, 2001 and 2000 is included in other liabilities. Aggregate compensation expense under the plans were $43,000, $75,000 and $70,000 for 2001, 2000 and 1999, respectively, and is included in other operating expenses.

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 10. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Advances under revolving credit agreement with SunTrust Bank with interest at sixty-day LIBOR rate plus .9% (3.02% at December 31, 2001) due on May 31, 2002; secured by subsidiary bank stock.	$ 100	$ 2,000
Advances from SunTrust Bank of $10,238,000 with 28 quarterly principal payments of $366,000 at LIBOR plus 1.15% (3.06% at December 31, 2001), maturing July 23, 2008.	9,507	-
Advances from Federal Home Loan Bank with interest at adjustable rates (ranging from 2.02% to 5.68% at December 31, 2001) due at various dates from March 21, 2002 to September 8, 2009.	27,000	53,100
Advances from Federal Home Loan Bank with interest at a fixed rate (ranging from 6.46% to 7.23%) due in annual installments at various dates from April 8, 2002 through November 1, 2006.	498	250
Advances from Federal Home Loan Bank with interest at a fixed rate (ranging from 4.39% to 6.41%), convertible to a variable rate at option of Federal Home Loan Bank, due at various dates from March 17, 2003 to September 26, 2011.	58,188	-
	$ 95,293	$ 55,350

The advances from Federal Home Loan Bank are collateralized by the pledging of first mortgage loans and other specific loans.

Other borrowings at December 31, 2001 have maturities in future years as follows:

	(Dollars in Thousands)
2002	$ 2,758
2003	4,599
2004	2,534
2005	16,534
2006	1,484
Later years	67,384
	$ 95,293

NOTE 11. INCOME TAXES

The income tax expense in the consolidated statements of income consists of the following:

	Year Ended December 31, 2001	2000	1999
	(Dollars in Thousands)		
Current	$ 5,418	$ 4,977	$ 4,378
Deferred	(726)	(634)	(87)
	$ 4,692	$ 4,343	$ 4,291

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 11. INCOME TAXES (Continued)

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Tax at federal income tax rate	$ 4,871	$ 4,910	$ 4,504
Increase (decrease) resulting from:			
Tax-exempt interest	(476)	(497)	(392)
Amortization of intangible assets	274	162	167
Other	23	(232)	12
Provision for income taxes	$ 4,692	$ 4,343	$ 4,291

Net deferred income tax assets of $3,877,000 and $3,486,000 at December 31, 2001 and 2000, respectively, are included in other assets. The components of deferred income taxes are as follows:

	December 31,	
	2001	2000
	(Dollars in Thousands)	
Deferred tax assets:		
Loan loss reserves	$ 4,945	$ 3,343
Deferred compensation	313	196
Unearned compensation related to restricted stock	401	196
Nonaccrual interest	429	216
Net operating loss tax carryforward	140	164
Other	75	-
	6,303	4,115
Deferred tax liabilities:		
Deprecation and amortization	233	276
Unrealized gain on securities available for sale	533	353
Intangible assets	1,660	-
	2,426	629
Net deferred tax assets	$ 3,877	$ 3,486

NOTE 12. TRUST PREFERRED SECURITIES

In 2001, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities to the public. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company. The trust preferred securities can be redeemed prior to maturity at the option of the Company on or after September 30, 2006. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the Debentures) held by the grantor trust. The Debentures have the same interest rate (9%) as the trust preferred securities. The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 12. TRUST PREFERRED SECURITIES (Continued)

provided that no extension period may extend beyond the stated maturity of the related Debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

The trust preferred securities are subject to mandatory redemption upon repayment of the related Debentures at their stated maturity date or their earlier redemption at a redemption price equal to their stated maturity date or their earlier redemption at a redemption price equal to their liquidation amount plus accrued distributions to the date fixed for the redemption upon concurrent repayment of the related Debentures. The trust preferred securities may be redeemed in whole or part at any time on or after September 30, 2006.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the Preferred Securities Guarantee). The Preferred Securities Guarantee, when taken together with the Company's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The Company is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board has determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interest, which is included in Tier 1 capital for bank and financial holding companies. In calculating the amount of Tier 1 qualifying capital, the trust preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital elements (including trust preferred securities). Such Tier 1 capital treatment provides the Company with a more cost-effective means of obtaining capital for bank regulatory purposed than if the Company were to issue preferred stock.

The trust preferred securities and the related Debentures were issued on November 8, 2001. Both financial instruments bear an identical annual rate of interest of 9%. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of trust preferred certificates outstanding at December 31, 2001 was $34,500,000. The aggregate principal amount of Debentures outstanding at December 31, 2001 was $35,567,000.

NOTE 13. STOCK OPTION PLANS

The Company has two fixed stock option plans under which it has granted options to its Chief Executive Officer to purchase common stock at the fair market price on the date of grant. All of the options are intended to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Under the 1992 Plan, options to purchase 10,001 shares were granted. None of these options have been exercised, however, all of the options were exercisable as of December 31, 2001. Options under the 1992 Plan expire in 2002. Under the 1997 Plan, options to purchase 67,500 shares were granted. Options under the 1997 Plan are fully vested and are exercisable over a period of ten years subject to certain limitations as to aggregate fair market value (determined as of the date of the grant) of all options exercisable for the first time by the optionee during any calendar year (the "$100,000 Per-Year Limitation"). Under the 1997 Plan, options to purchase 42,750 shares were exercisable as of December 31, 2001.

At the annual meeting on April 15, 1997, the shareholders approved the ABC Bancorp Omnibus Stock Ownership and Long-Term Incentive Plan (the "Omnibus Plan"). Awards granted under the Omnibus Plan may be in the form of Qualified or Nonqualified Stock Options, Restricted Stock, Stock Appreciation Rights ("SARS"), Long-Term Incentive Compensation Units consisting of a combination of cash and Common Stock, or any combination thereof within the limitations set forth in the Omnibus Plan. The Omnibus Plan provides that the aggregate number of shares of the Company's Common Stock which may be subject to award may not exceed 637,500 subject to adjustment in certain circumstances to prevent dilution. As of December 31, 2001, the Company has issued a total of 171,496 restricted shares under the Omnibus Plan as

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 13. STOCK OPTION PLANS (Continued)

compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting, which is three years from the date of the grant. Shares issued under this plan were recorded at their fair market value on the date of their grant with a corresponding charge to equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to these grants was $602,000, $387,000 and $191,000 for 2001, 2000 and 1999, respectively. In addition to the granting of restricted shares, options to purchase 208,442 shares of the Company's common stock have been granted under the Omnibus Plan as of December 31, 2001.

A summary of the status of the three fixed plans at December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is as follows:

	December 31,					
	2001		2000		1999	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of the year	239,553	$ 11.00	159,151	$ 11.40	115,966	$ 12.18
Granted	71,550	10.60	86,000	10.30	51,280	10.02
Exercised	(1,232)	10.09	-	-	-	-
Forfeited	(23,928)	10.47	(5,598)	11.79	(8,095)	13.74
Under option, end of year	285,943	10.95	239,553	11.00	159,151	11.40
Exercisable at end of year	99,625		65,781		41,260	
Weighted-average fair value per option of options granted during year		$ 1.84		$ 1.78		$ 2.97

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 13. STOCK OPTION PLANS (Continued)

A further summary about options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$ 4.50	10,001	1.0	$ 4.50	10,001	$ 4.50
11.33	67,500	5.3	11.33	42,750	11.33
15.94	24,696	6.0	15.94	14,596	15.94
14.17	6,000	6.3	14.17	3,600	14.17
10.39	600	7.1	10.39	240	10.39
9.90	24,696	7.1	9.90	9,878	9.90
10.11	6,000	7.3	10.11	2,400	10.11
10.83	2,400	7.9	10.83	960	10.83
10.38	70,000	8.1	10.38	14,000	10.38
9.94	3,000	8.5	9.94	600	9.94
8.75	3,000	8.9	8.75	600	8.75
10.50	58,050	9.1	10.50	-	-
11.20	10,000	9.5	11.20	-	-
	285,943	7.13	10.95	99,625	11.09

As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company recognizes compensation cost for stock-based employee compensation awards in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company recognized no compensation cost under the fixed stock option plan for the years ended December 31, 2001, 2000 and 1999. If the Company had recognized compensation cost in accordance with SFAS No. 123, net income and net income per share would have been reduced as follows:

	December 31,					
	2001		2000		1999	
	Net Income	Basic Earnings Per Share	Net Income	Basic Earnings Per Share	Net Income	Basic Earnings Per Share
As reported	$ 9,633	$ 1.05	$ 10,098	$ 1.19	$ 8,956	$ 1.03
Stock based compensation, net of related tax effect	(39)	(.01)	(33)	-	(13)	-
As adjusted	$ 9,594	$ 1.04	$ 10,065	$ 1.19	$ 8,943	$ 1.03

	December 31,					
	2001		2000		1999	
	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share
As reported	$ 9,633	$ 1.04	$ 10,098	$ 1.19	$ 8,956	$ 1.03
Stock based compensation, net of related tax effect	(39)	-	(33)	-	(13)	-
As adjusted	$ 9,594	$ 1.04	$ 10,065	$ 1.19	$ 8,943	$ 1.03

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 13. STOCK OPTION PLANS (Continued)

The fair value of the options granted in 2001 was based upon the discounted value of future cash flows of the options using the following assumptions:

Risk-free interest rate	5.05%
Expected life of the options	10 years
Expected dividends (as a percent of the fair value of the stock)	3.60%
Expected volatility	15.04%

NOTE 14. EARNINGS PER COMMON SHARE

The following is a reconciliation of net income (the numerator) and the weighted average shares outstanding (the denominator) used in determining basic and diluted earnings per share. All amounts are presented in thousands, except per share amounts.

	Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Net income	$ 9,633	9,214	$ 1.05
Effect of Dilutive Securities			
Stock options	-	36	
Diluted earnings per share			
Net income	$ 9,633	9,250	$ 1.04

	Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Net income	$ 10,098	8,460	$ 1.19
Effect of Dilutive Securities			
Stock options	-	5	
Diluted earnings per share			
Net income	$ 10,098	8,465	$ 1.19

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 15. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Commitments to extend credit	$ 114,631	$ 75,007
Credit card commitments	13,775	10,471
Standby letters of credit	3,405	5,179
	$ 131,811	$ 90,657

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Credit card commitments are unsecured.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 16. CONCENTRATIONS OF CREDIT

The Banks make agricultural, agribusiness, commercial, residential and consumer loans to customers primarily in counties in south and southeast Georgia, north Florida and southeast Alabama. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical area served by the Banks.

Although the Company's loan portfolio is diversified, there is a relationship in this region between the agricultural economy and the economic performance of loans made to nonagricultural customers. The Company's lending policies for agricultural and nonagricultural customers require loans to be well-collateralized and supported by cash flows. Collateral for agricultural loans include equipment, crops, livestock and land. Credit losses from loans related to the agricultural economy is taken into consideration by management in determining the allowance for loan losses.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. In addition, a substantial portion of the real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in market conditions in the Company's primary market area.

The Company has a concentration of funds on deposit at its two primary correspondent banks at December 31, 2001 as follows:

Noninterest-bearing accounts	$ 35,376
Interest-bearing accounts	$ 104,334

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 17. REGULATORY MATTERS

The Banks are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001 approximately $8,493,000 of retained earnings were available for dividend declaration without regulatory approval.

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001 and 2000, the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001 the most recent notification from the regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' category.

The Banks' actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2001						
Total Capital						
to Risk Weighted Assets:						
Consolidated	$ 122,372	15.02%	$ 65,266	8.00%		---N/A---
American Banking Company	$ 14,311	11.19%	$ 10,228	8.00%	$ 12,785	10.00%
Heritage Community Bank	$ 6,496	12.28%	$ 4,230	8.00%	$ 5,288	10.00%
Bank of Thomas County	$ 3,937	10.99%	$ 2,865	8.00%	$ 3,582	10.00%
Citizens Security Bank	$ 13,269	11.94%	$ 8,888	8.00%	$ 11,110	10.00%
Cairo Banking Company	$ 7,247	14.80%	$ 3,917	8.00%	$ 4,897	10.00%
Southland Bank	$ 19,199	13.33%	$ 11,522	8.00%	$ 14,403	10.00%
Central Bank and Trust	$ 5,806	12.02%	$ 3,865	8.00%	$ 4,831	10.00%
First National Bank of South Georgia	$ 6,659	10.97%	$ 4,858	8.00%	$ 6,072	10.00%
Merchants and Farmers Bank	$ 6,782	11.32%	$ 4,794	8.00%	$ 5,992	10.00%
Tri-County Bank	$ 5,599	15.52%	$ 2,886	8.00%	$ 3,607	10.00%
First Bank of Brunswick	$ 12,307	12.01%	$ 8,196	8.00%	$ 10,245	10.00%

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 17. REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2001 (Continued)						
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 103,506	12.70%	$ 32,633	4.00%	- - -N/A - - -	
American Banking Company	$ 12,710	9.94%	$ 5,114	4.00%	$ 7,671	6.00%
Heritage Community Bank	$ 5,834	11.03%	$ 2,115	4.00%	$ 3,173	6.00%
Bank of Thomas County	$ 3,487	9.74%	$ 1,433	4.00%	$ 2,149	6.00%
Citizens Security Bank	$ 11,876	10.69%	$ 4,444	4.00%	$ 6,666	6.00%
Cairo Banking Company	$ 6,627	13.53%	$ 1,959	4.00%	$ 2,938	6.00%
Southland Bank	$ 17,393	12.08%	$ 5,761	4.00%	$ 8,642	6.00%
Central Bank and Trust	$ 5,200	10.76%	$ 1,933	4.00%	$ 2,899	6.00%
First National Bank of South Georgia	$ 5,899	9.71%	$ 2,429	4.00%	$ 3,643	6.00%
Merchants and Farmers Bank	$ 6,017	10.04%	$ 2,397	4.00%	$ 3,595	6.00%
Tri-County Bank	$ 5,148	14.27%	$ 1,443	4.00%	$ 2,164	5.00%
First Bank of Brunswick	$ 11,010	10.75%	$ 4,098	4.00%	$ 6,147	5.00%
Tier I Capital to Average Assets:						
Consolidated	$ 103,506	9.26%	$ 43,874	4.00%	- - - N/A - - -	
American Banking Company	$ 12,710	7.18%	$ 7,067	4.00%	$ 8,834	5.00%
Heritage Community Bank	$ 5,834	8.48%	$ 2,753	4.00%	$ 3,442	5.00%
Bank of Thomas County	$ 3,487	7.53%	$ 1,852	4.00%	$ 2,314	5.00%
Citizens Security Bank	$ 11,876	8.03%	$ 5,989	4.00%	$ 7,486	5.00%
Cairo Banking Company	$ 6,627	8.44%	$ 3,129	4.00%	$ 3,912	5.00%
Southland Bank	$ 17,393	6.99%	$ 10,081	4.00%	$ 12,602	5.00%
Central Bank and Trust	$ 5,200	8.66%	$ 2,400	4.00%	$ 2,999	5.00%
First National Bank of South Georgia	$ 5,899	7.88%	$ 2,991	4.00%	$ 3,738	5.00%
Merchants and Farmers Bank	$ 6,017	11.09%	$ 2,344	4.00%	$ 2,931	5.00%
Tri-County Bank	$ 5,148	8.42%	$ 2,557	4.00%	$ 3,196	5.00%
First Bank of Brunswick	$ 11,010	7.56%	$ 6,300	4.00%	$ 7,875	5.00%

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 17. REGULATORY MATTERS (Continued)

	Actual				For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions			
	Amount		Ratio		Amount		Ratio		Amount		Ratio	
					(Dollars in Thousands)							
As of December 31, 2000												
Total Capital to Risk Weighted Assets:												
Consolidated	$	87,544	14.61%		$	47,935	8.00%				- - -N/A - - -	
American Banking Company	$	14,877	12.43%		$	9,574	8.00%		$	11,967	10.00%	
Heritage Community Bank	$	5,195	10.88%		$	3,819	8.00%		$	4,774	10.00%	
Bank of Thomas County	$	3,282	11.65%		$	2,253	8.00%		$	2,816	10.00%	
Citizens Security Bank	$	12,486	13.75%		$	7,263	8.00%		$	9,079	10.00%	
Cairo Banking Company	$	7,147	13.49%		$	4,237	8.00%		$	5,297	10.00%	
Southland Bank	$	17,024	13.36%		$	10,194	8.00%		$	12,742	10.00%	
Central Bank and Trust	$	5,122	12.26%		$	3,342	8.00%		$	4,178	10.00%	
First National Bank of South Georgia	$	6,443	10.44%		$	4,936	8.00%		$	6,170	10.00%	
Merchants and Farmers Bank	$	4,766	14.56%		$	2,618	8.00%		$	3,273	10.00%	
Tier I Capital to Risk Weighted Assets:												
Consolidated	$	79,954	13.34%		$	23,967	4.00%				- - -N/A - - -	
American Banking Company	$	13,378	11.18%		$	4,787	4.00%		$	7,180	6.00%	
Heritage Community Bank	$	4,624	9.69%		$	1,910	4.00%		$	2,864	6.00%	
Bank of Thomas County	$	2,929	10.40%		$	1,126	4.00%		$	1,690	6.00%	
Citizens Security Bank	$	11,319	12.47%		$	3,631	4.00%		$	5,447	6.00%	
Cairo Banking Company	$	6,477	12.23%		$	2,119	4.00%		$	3,178	6.00%	
Southland Bank	$	15,381	12.07%		$	5,097	4.00%		$	7,645	6.00%	
Central Bank and Trust	$	4,596	11.00%		$	1,671	4.00%		$	2,507	6.00%	
First National Bank of South Georgia	$	5,672	9.19%		$	2,468	4.00%		$	3,702	6.00%	
Merchants and Farmers Bank	$	4,355	13.31%		$	1,309	4.00%		$	1,964	6.00%	
Tier I Capital to Average Assets:												
Consolidated	$	79,954	9.86%		$	32,422	4.00%				- - - N/A - - -	
American Banking Company	$	13,378	8.79%		$	6,091	4.00%		$	7,614	5.00%	
Heritage Community Bank	$	4,624	8.03%		$	2,302	4.00%		$	2,877	5.00%	
Bank of Thomas County	$	2,929	7.64%		$	1,534	4.00%		$	1,917	5.00%	
Citizens Security Bank	$	11,319	7.98%		$	5,672	4.00%		$	7,091	5.00%	
Cairo Banking Company	$	6,477	8.41%		$	3,079	4.00%		$	3,849	5.00%	
Southland Bank	$	15,381	8.37%		$	7,350	4.00%		$	9,187	5.00%	
Central Bank and Trust	$	4,596	7.48%		$	2,456	4.00%		$	3,070	5.00%	
First National Bank of South Georgia	$	5,672	8.04%		$	2,822	4.00%		$	3,527	5.00%	
Merchants and Farmers Bank	$	4,355	8.92%		$	1,954	4.00%		$	2,442	5.00%	

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold:

The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold/purchased approximate fair values.

Securities:

Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

Loans:

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits:

The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Fund Purchased, Repurchase Agreements and Other Borrowings:

The fair values of the Company's fixed rate other borrowings are estimated using discounted cash flow models based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts of all other variable rate borrowings, federal funds purchased, and securities sold under agreements to repurchase approximate their fair values.

Trust Preferred Securities:

The fair value of the Company's fixed rate trust preferred securities are based on available quoted market prices.

Accrued Interest:

The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments:

Fair values of the Company's off-balance-sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance-sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

The carrying value and estimated fair value of the Company's financial instruments were as follows:

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Financial assets:				
Cash and short-term investments	$ 157,475	$ 157,475	$ 43,363	$ 43,363
Federal funds sold	$ 44	$ 44	$ -	$ -
Investments in securities	$ 156,835	$ 156,835	$ 162,105	$ 162,105
Loans	$ 805,076	$ 819,616	$ 587,381	$ 576,607
Allowance for loan losses	14,944	-	9,832	-
Loans, net	$ 790,132	$ 819,616	$ 577,549	$ 576,607
Accrued interest receivable	$ 10,767	$ 10,767	$ 11,091	$ 11,091

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Financial liabilities:				
Deposits	$ 931,156	$ 935,729	$ 679,885	$ 680,844
Federal funds purchased and securities sold under agreements to repurchase	$ 3,792	$ 3,792	$ 2,653	$ 2,653
Other borrowings	$ 95,293	$ 94,067	$ 55,350	$ 55,432
Accrued interest payable	$ 3,611	$ 3,611	$ 3,265	$ 3,265
Trust preferred securities	$ 34,500	$ 37,088	$ -	$ -

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 19. CONDENSED FINANCIAL INFORMATION OF ABC BANCORP (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000
Assets		
Cash	$ 22,187	$ 1,912
Interest bearing deposits in banks	3,557	-
Investment in subsidiaries	116,993	75,290
Other assets	8,026	7,761
Total assets	$ 150,763	$ 84,963
Liabilities		
Other borrowings	$ 9,607	$ 2,000
Other liabilities	2,508	2,307
Trust preferred securities	34,500	-
Total liabilities	46,615	4,307
Stockholders' equity	104,148	80,656
Total liabilities and stockholders' equity	$ 150,763	$ 84,963

CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in Thousands)

	2001	2000	1999
Income			
Dividends from subsidiaries	$ 7,386	$ 7,645	$ 5,582
Interest	212	52	94
Fee income	9,252	8,424	6,804
Other income	1,002	645	967
Total income	17,852	16,766	13,447
Expense			
Interest	911	174	170
Amortization and depreciation	1,599	935	721
Other expense	10,116	9,716	7,990
Total expense	12,626	10,825	8,881
Income before income tax benefits and equity in undistributed earnings	5,226	5,941	4,566
Income tax benefits	590	621	200
Income before equity in undistributed earnings	5,816	6,562	4,766
Equity in undistributed earnings of subsidiaries	3,817	3,536	4,190
Net income	$ 9,633	$ 10,098	$ 8,956

ABC Bancorp and Subsidiaries Notes to Consolidated Financial Statements

NOTE 19. CONDENSED FINANCIAL INFORMATION OF ABC BANCORP (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in Thousands)

	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 9,633	$ 10,098	$ 8,956
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	698	636	408
Amortization of intangible assets	299	299	313
Amortization of compensation expense	602	387	191
Undistributed earnings of subsidiaries	(3,817)	(3,536)	(4,190)
(Increase) decrease in interest receivable	(2)	2	(2)
Increase (decrease) in interest payable	58	-	(1)
Increase (decrease) in taxes payable	(552)	91	866
Provision for deferred taxes	(284)	(203)	(104)
(Increase) decrease in due from subsidiaries	(61)	(117)	29
Other operating activities	(729)	302	(312)
Total adjustments	(3,788)	(2,139)	(2,802)
Net cash provided by operating activities	5,845	7,959	6,154
INVESTING ACTIVITIES			
(Increase) decrease in interest-bearing deposits in banks	(3,557)	1,200	(1,200)
Purchases of premises and equipment	(111)	(1,521)	(1,792)
Contribution of capital to subsidiary bank	(8,500)	(400)	(600)
Purchase of securities available for sale	-	-	(221)
Proceeds from sale of premises and equipment	422	979	-
Net cash paid for purchased subsidiaries	(11,681)	-	-
Net cash provided by (used in) investing activities	(23,427)	258	(3,813)
FINANCING ACTIVITIES			
Repayment of other borrowings	(7,131)	(500)	-
Purchase of treasury shares	-	(4,162)	(88)
Dividends paid	(4,262)	(3,745)	(2,898)
Proceeds from other borrowings	14,738	-	-
Proceeds from issuance of trust preferred	34,500	-	-
Proceeds from exercise of stock options	12	-	-
Net cash provided by (used in) financing activities	37,857	(8,407)	(2,986)
Net increase (decrease) in cash	20,275	(190)	(645)
Cash at beginning of year	1,912	2,102	2,747
Cash at end of year	$ 22,187	$ 1,912	$ 2,102
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 853	$ 174	$ 171

ABC Bancorp Executive Officers and Directors

Executive Officers

Chairman of the Board
& Chief Executive Officer
Kenneth J. Hunnicutt

President
& Chief Operating Officer
Mark D. Thomas

Executive Vice President
& Chief Financial Officer
W. Edwin Lane, Jr., CPA

Directors

Kenneth J. Hunnicutt, Chairman
Occupation: Banker
Main Employer: ABC Bancorp

Doyle Weltzbarker, Vice Chairman
Occupation: Farm Products
Main Employer: West End Milling

Johnny W. Floyd
Occupation: Timber and Realty
Main Employer: Floyd Timber Company & Cordele Realty, Inc.

J. Raymond Fulp
Occupation: Pharmacist
Main Employer: CVS Pharmacy

Daniel B. Jeter
Occupation: Consumer Finance
Main Employer: Standard Discount

Robert P. Lynch
Occupation: Automobile Dealer
Main Employer: Motor Finance Co.

Mark D. Thomas
Occupation: Banker
Main Employer: ABC Bancorp

J. Thomas Whelchel
Occupation: Attorney
Main Employer: Whelchel, Brown, Readdick & Bumgartner

Henry C. Wortman
Occupation: Dairyman
Main Employer: Jackson & Wortman

Chairman Emeritus
Eugene M. Vereen, Jr.
Occupation: Real Estate & Investing
Main Employer: M.I.A., Co.

ABC Bancorp Senior Management

Chairman of the Board & Chief Executive Officer
Kenneth J. Hunnicutt

President & Chief Operating Officer
Mark D. Thomas

Executive Vice President &
Chief Financial Officer
W. Edwin Lane, Jr., CPA

Senior Vice President &
Director of Credit Administration
Jon S. Edwards

Senior Vice President &
Director of Human Resources
Cindi H. Lewis

Senior Vice President &
Director of Internal Audit
Charles A. Robinson

Senior Vice President &
Director of Automation & Operations
Marc E. DeMott

Senior Vice President &
Director of Retail Banking
Michael F. McDonald

Presidents and Directors – Subsidiary Banks

AMERICAN BANKING COMPANY
Moultrie, GA

President & Chief Executive Officer
Ronnie F. Marchant

Directors
Lynn L. Jones, Chairman
John G. Briggs, deceased
Robert M. Brown, MD
Jack C. Chastain
C. Wayne Cooper
Thomas L. Estes, MD
Robert A. Faircloth
Kenneth J. Hunnicutt
Ronnie F. Marchant
J. Mark Mobley, Jr.
Thomas W. Rowell
Joan V. Stallings
Mark D. Thomas

President Emeritus
Eugene M. Vereen, Jr.

BANK OF THOMAS COUNTY
Thomasville, GA

President & Chief Executive Officer
Ervin E. Brock

Directors
L. Maurice Chastain, Chairman
Dale E. Aldridge
S. Mark Brewer, MD
Ervin E. Brock
Gene Hickey
Kenneth J. Hunnicutt
Zeke Johnson
Dr. Terrel M. Solana
Mark D. Thomas
F. Keith Wortman

CAIRO BANKING COMPANY
Cairo, GA

President & Chief Executive Officer
Edgar B. Smith, III

Directors
Jeffrey F. (Jet) Cox, Chairman
Nancy C. Clark
Ronnie L. Gainous
Cuy Harrell, III
Kenneth J. Hunnicutt
Winburn Knight
William J. Morton, MD
G. Ashley Register, MD
Edgar B. Smith, III
Mark D. Thomas

CENTRAL BANK & TRUST
Cordele, GA

President & Chief Executive Officer
Robert L. Evans

Directors
Johnny W. Floyd, Chairman
Robert E. Barr, MD
Charles W. Clark
Robert L. Evans
William T. Greene
William H. Griffin, III
Kenneth J. Hunnicutt
David N. Rainwater
Mark D. Thomas

Director Emeritus
Henry M. Turton, Jr.

CITIZENS SECURITY BANK
Tifton, GA

President & Chief Executive Officer
Edwin W. Hortman, Jr.

Directors
J. Raymond Fulp, Chairman
Austin L. Coarsey
Stewart D. Gilbert, MD
Edwin W. Hortman, Jr.
Kenneth J. Hunnicutt
John Alan Lindsey
Loran A. Pate
Mark D. Thomas
Clifford A. Walker, Sr., DMD

CITIZENS SECURITY BANK
Douglas, GA

City President
David B. Batchelor

City Directors
Robert R. Fender, Chairman
David B. Batchelor
Earl Brice
William (Bill) H. Elliott
J. Anthony Deal
Sherman Dudley
Faye Hennesy
Edwin W. Hortman, Jr.
Kenneth J. Hunnicutt
Carlyle Ragans
Donnie H. Smith
Ronnie Spivey
Oscar Street
Mark D. Thomas

Presidents and Directors – Subsidiary Banks

CITIZENS SECURITY BANK
Ocilla, GA

City President
C. Larry Young

City Directors
Loran A. Pate, Chairman
Wycliffe R. Griffin, retired
Edwin W. Hortman, Jr.
Kenneth J. Hunnicutt
Howard C. McMahan, MD
Daniel M. Paulk
Gary H. Paulk
Mark D. Thomas
C. Larry Young

FIRST NATIONAL BANK OF SOUTH GEORGIA
Albany, GA

President & Chief Executive Officer
Don Monk

Directors
Glen A. Kirbo, Chairman
Willie Adams, Jr., MD
Robert V. Barkley
Waddell M. Hagins, Jr.
Kenneth J. Hunnicutt
Russell E. Martin
Reid E. Mills
W. Thomas Mitcham, MD
Don Monk
R. Douglas Oliver
Mark D. Thomas
W. Paul Wallace, Jr.

HERITAGE COMMUNITY BANK
Quitman, GA

President & Chief Executive Officer
Tim S. Jones

Directors
Doyle Weltzbarker, Chairman
William P. Cooper, Jr.
Kenneth J. Hunnicutt
Tim S. Jones
Ronald B. Miller
Mark D. Thomas
Henry C. Wortman

MERCHANTS & FARMERS BANK
Donalsonville, GA

President & Chief Executive Officer
John C. Mosely

Directors
Jerry G. Mitchell, Chairman
Lewis M. Carter, Jr.
Joseph S. Hall
Rufus G. Heard
Kenneth J. Hunnicutt
Newton E. King, Jr.
Willard Mims
John C. Mosely
Dan E. Ponder, Jr.
Mark D. Thomas

Directors Emeritus
Charles R. Burke, Sr.
H. Wayne Carr
John B. Clarke, Sr.
Newton E. King, Sr.

SOUTHLAND BANK
Dothan, AL

President & Chief Executive Officer
Harris O. Pittman, III

Directors
Robert Dale Ezzell, Chairman
Robert Crowder
Gerald B. Crowley
Joe M. Davis, retired
Ronald E. Dean
John D. DeLoach
Kenneth J. Hunnicutt
Harris O. Pittman, III
Mark D. Thomas

THE FIRST BANK OF BRUNSWICK
Brunswick, GA

President & Chief Executive Officer
Michael D. Hodges

Directors
J. Thomas Whelchel, Chairman
C. Ray Acosta
James M. Fiveash
L. McRee (Mac) Harden
Michael D. Hodges
Kenneth J. Hunnicutt
Mark D. Thomas
Jimmy D. Veal

TRI-COUNTY BANK
Trenton, FL

President & Chief Executive Officer
John H. Ferguson

Directors
Wilbur Bush, Chairman
John H. Ferguson
Donna Graham
Michael Hayes
Kenneth J. Hunnicutt
Norman Scoggins
Mark D. Thomas

Market for the Company's Common Stock and Dividends

ABC Bancorp Common Stock is quoted through the National Market System of the National Association of Securities Dealers (NASDAQ) under the symbol "ABCB".

The following table sets forth the low and high sales prices for the common stock as quoted on the NASDAQ during 2001.

Calendar Period	Sales Price	
2001	**Low**	**High**
First Quarter	$ 9.125	$ 12.00
Second Quarter	$ 11.00	$ 12.62
Third Quarter	$ 11.06	$ 13.50
Fourth Quarter	$ 12.15	$ 13.95

Quarterly dividends of $0.12 per share were declared for the first, second, third and fourth quarters of 2001.

AVAILABILTY OF INFORMATION

Upon written request, ABC Bancorp will provide, without charge, a copy of the Annual Report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the Securities and Exchange Commission for fiscal year 2001.

Please direct requests to:

ABC Bancorp, Attention: W. Edwin Lane, Jr., P.O. Box 3668, Moultrie, GA 31776-3668.

ANNUAL MEETING OF SHAREHOLDERS

The 2002 Annual Meeting of Shareholders of ABC Bancorp will be held at 4:15 p.m. EST, Tuesday, May 14, 2002 at Sunset Country Club, South Main Street, Moultrie, Georgia.


ABC
BANCORP

24 Second Avenue S.E. ◦ Moultrie, Georgia 31768
(229) 890-1111 ◦ www.ABCBancorp.com


ABC
BANCORP